UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-21656
A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:
United Community Banks, Inc.
Profit Sharing Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:
United Community Banks, Inc.
63 Highways 515, PO Box 398
Blairsville, GA 30512

UNITED COMMUNITY BANKS, INC.
PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004
(with Independent Registered Public Accountants’ Report thereon)
Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To The Benefits Administrative Committee Members
United Community Banks, Inc. Profit Sharing Plan
Blairsville, Georgia
We have audited the accompanying statements of net assets available for plan benefits of United Community Banks, Inc. Profit Sharing Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of United Community Banks, Inc. Profit Sharing Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audit of the Plan’s financial statements as of and for the year ended December 31, 2005, was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended December 31, 2005, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Atlanta, Georgia
June 22, 2006
Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Cash	$260,178	87,968
Investments at fair value:
Common stock of United Community Banks, Inc.	23,450,643	21,540,526
Shares of registered investment company mutual funds	35,489,158	31,041,191

Total investments	58,939,801	52,581,717

Receivables:
Employees’ contributions	—	141,439
Employer’s contributions	1,444,128	1,265,670
Accrued dividends	68,383	90,579
Due from brokers	—	6,716

Total receivables	1,512,511	1,504,404

Total assets	60,712,490	54,174,089

Liabilities:
Amounts due to brokers	3,831	4,264
Benefit claims payable	20,000	59,634

Total liabilities	23,831	63,898

Net assets available for plan benefits	$60,688,659	54,110,191

See accompanying notes to financial statements.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2005

Additions to net assets attributable to:
Investment income:
Interest and dividends	$1,294,074
Net appreciation in fair value of investments	282,708

Total investment income	1,576,782

Contributions:
Employer match	2,301,750
Employer discretionary	1,450,121
Employee deferrals	4,062,156
Employee rollovers	1,136,560
Other	707,813

Total contributions	9,658,400

Total additions	11,235,182

Deductions from net assets attributable to:
Distributions paid to participants	4,387,423
Administrative expenses	269,291

Total deductions	4,656,714

Increase in net assets available for plan benefits	6,578,468

Net assets available for plan benefits:

Beginning of year	54,110,191

End of year	$60,688,659

See accompanying notes to financial statements

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements
(1)	Description of the Plan

The following description of United Community Banks, Inc. Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, and was formed to provide benefits exclusively for the employees of United Community Banks, Inc. and its subsidiaries (the “Company”). Employees are eligible to participate in the Plan on the next immediate enrollment date following employment, but are eligible to participate in the matching portion of the Plan after the completion of one year of service with the Company as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Employees of the Company participating in the Plan are entitled to make pre-tax contributions to the Plan in amounts from 2% to 75% of their annual compensation. The Company’s matching contribution is up to 5% of a participant’s annual compensation for those who have completed at least one year of service and have elected to make deferred contributions. The Company may also make an additional discretionary contribution in any Plan year. Contributions are subject to certain limitations.

Vesting

Participants are immediately vested in their voluntary contributions to the Plan. Participants vest in the Company’s contributions according to the following schedule:

Years of Service		Percentage
Less Than	1	0%
	2	33%
	3	66%
More Than	3	100%
Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing administrative expenses paid from the Plan. Forfeitures during 2005 approximated $18,000.

Payment of Benefits

Upon retirement, a participant is entitled to receive 100% of his vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. The Plan also allows for certain hardship withdrawals prior to termination of employment.

Administrative Expenses

The Plan pays substantially all administrative expenses.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements, continued
(1)	Description of the Plan, continued

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those assets of the Plan. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value. The Company’s stock trades on the Nasdaq stock market, and the value of UCBI stock is based on a quoted market price. Investments in mutual funds are valued at fair value based on quoted market prices of the underlying fund securities. The Plan holds investments at December 31, 2005 and 2004 in the Plan sponsor common stock amounting to $23,450,643 and $21,540,526 respectively. This investment represents 66% and 69% of total investments at December 31, 2005 and 2004, respectively. A significant decline in the market value of the Plan Sponsor’s common stock would significantly affect the net assets available for benefits.

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for plan benefits.

The net gain/ (loss) from investment activity includes realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains/ (losses) are calculated as the difference between the current value of securities as of the end of the plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends received on the Company’s common stock and mutual fund shares.

Securities transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements, continued
(3)	Investments

The following table represents investments at December 31, 2005 and 2004.

	2005	2004
Cash	$260,178	87,968

United Community Banks, Inc. common stock (879,478 and 800,116 shares at December 31, 2005 and 2004, respectively)	$23,450,643	21,540,526

INTRUST funds:
AI Money Market Fund	$1,937,520	1,516,616
Amcent Equity Income Fund	795,174	510,747
AI Nestegg 2040 Fund	5,241,349	4,587,035
AI Nestegg 2030 Fund	4,889,710	4,369,335
AI Nestegg 2020 Fund	9,081,102	8,734,351
AI Nestegg 2010 Fund	3,299,451	3,301,064
AI Nestegg Capital Preservation Fund (formerly Nestegg 2000 Fund)	1,888,738	1,704,153
American Independence International Multi-Manager Stock Fund	762,401	368,809
Federated Stock Trust Fund	—	952,194
Federated Max-Cap Fund	1,108,714	915,884
Franklin Strategic Small MIDCAP Growth Fund	1,028,932	633,589
Vanguard Windsor II Fund	1,225,350	—
Vanguard Explorer	706,412	460,864
Royce Fund	718,678	485,772
American Century Ultra	909,070	761,404
Pimco Total Return Bond Fund	1,896,557	1,739,374

Total INTRUST Funds	$35,489,158	31,041,191

During 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $282,708 as detailed below:

Year Ended
December 31, 2005
Net change in investments at fair value as determined by quoted market price
Mutual funds	$453,491
United Community Banks, Inc. common stock	(170,783)

Net change in fair value	$282,708

Single investments representing more than 5% of the Plan’s net assets as of December 31, 2005 and 2004, are separately identified.

	December 31
	2005	2004
United Community Banks, Inc. common stock	$23,450,643	21,540,526
AI Nestegg 2040 Fund	$5,241,349	4,587,035
AI Nestegg 2030 Fund	$4,889,710	4,369,335
AI Nestegg 2020 Fund	$9,081,102	8,734,351
AI Nestegg 2010 Fund	$3,299,451	3,301,064

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements, continued
(4)	Tax Status

The Plan obtained its latest determination letter on October 4, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan was amended effective April 1, 2005; however, the Plan sponsor and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)	Party-In-Interest Transactions

During the course of the year, the Plan enters into certain party-in-interest transactions with the Company and INTRUST Bank, N.A. (the “Trustee”). The Company, as the plan sponsor, declares cash dividends on its common stock on a quarterly basis throughout the year. In 2005, the Plan received cash dividends of approximately $224,000 on its investment in the Company’s stock. Additionally, the Company provides a discretionary contribution to the Plan’s participants, which is based on the diluted earnings per share of the Company. The contribution receivable was $1,444,128 and $1,265,670 as of December 31, 2005, and 2004, respectively.

The Trustee functions as the trustee, custodian and record keeper for the Plan. The cost for these services totaled $269,291 for 2005 and is presented on the statement of changes in net assets available for plan benefits as administrative expenses. The fees for 2005 for trustee and custodial services amounted to $220,806 and for record keeping $48,485.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Schedule of Assets Held for Investment Purposes
December 31, 2005
Employer Identification Number: 58-0554454
Plan Number: 001

	Identity of issuer
	or similar party			Fair
(a)	(b)	Description of assets (c)	Cost (d)	Value (e)
*	United Community	Common stock – 879,478 shares	N/A	$23,450,643
	Banks, Inc.

*	INTRUST BANK, N.A.	AI Money Market Fund – 1,937,520 shares	N/A	1,937,520
	American Century Fund	AMCENT Equity Income Fund – 101,685 shares	N/A	795,174
*	INTRUST BANK, N.A.	AI NESTEGG 2040 Fund – 482,629 shares	N/A	5,241,349
*	INTRUST BANK, N.A.	AI NESTEGG 2030 Fund – 458,267 shares	N/A	4,889,710
*	INTRUST BANK, N.A.	AI NESTEGG 2020 Fund – 862,403 shares	N/A	9,081,102
*	INTRUST BANK, N.A.	AI NESTEGG 2010 Fund –317,255 shares	N/A	3,299,451
*	INTRUST BANK, N.A.	AI NESTEGG Capital Preservation Fund –	N/A	1,888,738
		187,561 shares
*	INTRUST BANK, N.A.	AI International Multi-Manager Stock Fund –
		53,956 shares	N/A	762,401
	Vanguard Funds	Vanguard Explorer Fund – 9,405 shares	N/A	706,412
	Vanguard Funds	Vanguard Windsor II Fund – 39,111 shares	N/A	1,225,350
	Federated Funds	Federated Max-Cap Fund – 44,778 shares	N/A	1,108,714
	Franklin Funds	Franklin Strategic Small MIDCAP Growth Fund
		– 27,278 shares	N/A	1,028,932
	Royce Funds	Royce Fund – 46,277 shares	N/A	718,678
	American Century Funds	American Century Mutual Funds Inc Ultra Fund
		Investor - 29,894 shares	N/A	909,070
	PIMCO Funds	PIMCO Total Return Bond Fund – 180,625 shares	N/A	1,896,557

*	Party- in- interest
N/A — Due to Plan being fully participant directed, such values are not required.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
United Community Banks, Inc.
Profit Sharing Plan

By:	/s/ John Goff

Title:	Vice President and Trust Officer INTRUST BANK, N.A.

Date:	June 26, 2006

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accountants